Exhibit 99.1

THE VALENS COMPANY INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND NINE MONTH PERIODS ENDED AUGUST 31, 2022 AND 2021

EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

THE VALENS COMPANY INC.

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-32

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Financial Position

As at August 31, 2022 and November 30, 2021

(Unaudited, Expressed in Thousands of Canadian Dollars)

		August 31, 2022	November 30, 2021
	Notes	$	$
ASSETS
Current
Cash		26,051	16,053
Restricted cash	5	5,016	-
Marketable securities and derivatives	4	1,155	3,072
Trade and other receivables	6	28,445	28,698
Prepaid expenses and other current assets		5,735	16,261
Income tax receivable		75	4,430
Indemnity assets	18	11,682	11,368
Inventory	7	31,651	42,039
Assets held for sale	11	2,219	-
Biological assets	8	-	227
		112,029	122,148
Non-Current
Property, plant and equipment	9	70,669	77,411
Intangible assets	10,18	18,469	91,903
Goodwill	10,18	-	53,222
TOTAL ASSETS		201,167	344,684
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		39,399	36,926
Term loan and other debt – current	12	14	9,723
Contractual obligation – current	13	1,226	1,817
Lease liabilities – current	14	1,531	1,406
Contingent consideration – current	18	-	761
Other liability	18	11,682	11,368
		53,852	62,001
Non-Current
Term loan and other debt	12	60,006	16
Contractual obligation	13	4,857	7,062
Lease liabilities	14	3,156	4,238
Contingent consideration	18	-	1,857
Deferred tax liability	18,20	-	10,072
		121,871	85,246
Shareholders’ equity
Share capital	17	359,658	336,097
Reserves	17	36,568	25,122
Obligation to issue shares	17	955	1,463
Accumulated other comprehensive income		2,029	2,573
Deficit		(319,914)	(105,817)
		79,296	259,438
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		201,167	344,684

Commitments and contingencies (Note 24)

Approved on behalf of the Board on October 13, 2022:

Signed	Signed

“Tyler Robson”	“Drew Wolff”
Director	Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Nine Months Ended August 31,
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		For the three months ended		For the nine months ended
		2022	2021	2022	2021
	Notes	$	$	$	$
Revenue		28,722	24,569	87,864	66,812
Excise taxes		(8,418)	(3,579)	(20,381)	(7,044)
Net revenue	15	20,304	20,990	67,483	59,768
Cost of sales	7,9,19	15,670	15,242	56,114	44,570
Inventory valuation allowance	7	2,857	119	18,072	664
Gross profit (loss), excluding fair value items		1,777	5,629	(6,703)	14,534
Fair value changes on growth of biological assets	8	-	-	(30)	-
Realized fair value changes on inventory sold or impaired	8	-	-	338	-
Gross profit (loss)		1,777	5,629	(7,011)	14,534
Operating expenses
General and administrative		8,839	11,730	38,889	27,919
Selling and marketing		6,082	3,169	19,232	5,684
Depreciation and amortization	9,10	2,154	3,553	8,285	8,764
Share-based payments	16,17	1,417	1,052	5,420	4,028
Impairment loss on prepaid deposits	7	-	-	4,075	-
Transaction costs	1	1,159	-	1,159	-
Restructuring charges (recoveries)	26	(78)	-	4,045	-
		19,573	19,504	81,105	46,395
Loss from operations		(17,796)	(13,875)	(88,116)	(31,861)
Other income (expense)
Financing costs, net	12,13,14	(2,994)	(389)	(5,773)	(1,152)
Remeasurement of contingent consideration	18	-	(230)	2,617	(230)
Foreign exchange gain (loss)		(219)	(483)	(192)	176
Gain (loss) on loan extinguishment	12	(5,060)	166	(5,060)	166
Gain (loss) on disposal of capital assets		-	50	(22)	84
Gain (loss) on marketable securities and derivatives		(88)	-	(2,416)	395
Impairment loss	10,11	(1,461)	-	(125,249)	-
Other income		76	134	73	134
		(9,746)	(752)	(136,022)	(427)
Loss before income taxes		(27,542)	(14,627)	(224,138)	(32,288)
Recovery of income taxes	20
Current		-	(1,570)	-	(4,058)
Deferred		-	(258)	(10,041)	(619)
		-	(1,828)	(10,041)	(4,677)
Loss for the period		(27,542)	(12,799)	(214,097)	(27,611)
Basic and diluted loss per common share		(0.34)	(0.23)	(2.99)	(0.57)

Other comprehensive income
Foreign currency translation income (loss), net of tax		163	1,663	(544)	1,663
Comprehensive loss for the period		(27,379)	(11,136)	(214,641)	(25,948)

Weighted average number of common shares outstanding
Basic and diluted		80,196,613	56,172,163	71,635,919	48,083,839

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

	Share Capital
	Number	Amount	Reserves	Obligation to issue shares	Accumulated Other Comprehensive Income	Deficit	Total
		$	$	$	$	$	$
Balance, November 30, 2020	43,057,728	162,585	19,651	1,933	-	(56,783)	127,386
Exercise of RSUs (Note 17(d))	45,943	101	(477)	-	-	-	(376)
Shares issued for exercise of warrants (Note 17(e))	1,167	10	(1)	-	-	-	9
Shares issued for exercise of options (Note 17(f))	116,342	1,434	(677)	-	-	-	757
Units issued through bought deal financing (Note 17(g))	11,101,433	81,354	4,345	-	-	-	85,699
Share issuance costs (Note 17(g))	-	(5,777)	-	-	-	-	(5,777)
Share-based payments (Note 17(h))	136,667	588	3,498	(334)	-	-	3,752
Shares issued for acquisition of LYF (Note 17(i))	3,106,032	16,214	-	-	-	-	16,214
Shares issued for acquisition of GR (Note 17(j))	4,094,726	40,663	-	-	-	-	40,663
Foreign currency translation gain	-	-	-	-	1,663	-	1,663
Loss for the period	-	-	-	-	-	(27,611)	(27,611)
Balance, August 31, 2021	61,660,038	297,172	26,339	1,599	1,663	(84,394)	242,379
Balance, November 30, 2021	67,832,544	336,097	25,122	1,463	2,573	(105,817)	259,438
Exercise of RSUs (Note 17(a))	169,461	628	(836)	-	-	-	(208)
Share-based payments (Note 17(b))	105,000	717	5,141	(508)	-	-	5,350
Units issued through bought deal financing (Note 17(c))	12,205,186	25,203	7,141	-	-	-	32,344
Share issuance costs (Note 17(c))	-	(2,987)	-	-	-	-	(2,987)
Foreign currency translation loss	-	-	-	-	(544)	-	(544)
Loss for the period	-	-	-	-	-	(214,097)	(214,097)
Balance, August 31, 2022	80,312,191	359,658	36,568	955	2,029	(319,914)	79,296

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars)

		2022	2021
	Notes	$	$
OPERATING ACTIVITIES
Loss for the period		(214,097)	(27,611)
Adjustment for non-cash items:
Depreciation and amortization		10,158	10,062
Share-based payments		5,420	4,028
Inventory valuation allowance		18,072	664
Fair value changes on growth of biological assets and inventory sold	8	308	-
Impairment loss on trade receivables		1,010	233
Impairment loss on goodwill and intangible assets	10	121,021	-
Impairment loss on assets held for sale	11	4,228	-
Impairment loss on prepaid deposits	7	4,075	-
Recovery of income taxes	20	(10,041)	(4,677)
Interest expense (income), net		153	(46)
Modification of lease liability	9,14	(64)	-
Accretion		2,714	954
Foreign exchange loss (gain)		192	(176)
Loss (gain) on disposal of capital assets		22	(218)
Loss (gain) on marketable securities and derivatives		2,416	(395)
Loss (gain) on remeasurement of contingent consideration		(2,617)	230
Loss (gain) on loan extinguishment	12	5,060	(166)
Working capital adjustments:
Trade and other receivables		(752)	(9,034)
Prepaid expenses and other current assets		(1,168)	(2,041)
Inventory and biological assets		(945)	(13,026)
Contractual obligation		(3,224)	(1,545)
Income taxes recovered		4,355	798
Accounts payable and accrued liabilities		3,257	9,921
		(50,447)	(32,045)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(4,636)	(15,179)
Acquisition of intangible assets		(199)	(157)
Proceeds from (purchase of) marketable securities and derivatives		(500)	794
Repayment of promissory note receivable		9	1,625
Proceeds from sale of property, plant and equipment		87	310
Payment to captive insurance as restricted cash	5	(5,001)	-
Acquisitions of LYF and GR		-	(21,536)
Issuance of promissory note receivable		-	(750)
		(10,240)	(34,893)

FINANCING ACTIVITES
Proceeds from term loan, net	12	54,940	-
Proceeds from bought deal, net of share issue costs	17	29,357	79,922
Proceeds from exercise of stock options and warrants		-	766
Payment on exercise of RSUs		(208)	(376)
Payment to settle obligation to issue shares		(71)	(276)
Repayments of term loan and other debt		(9,757)	(1,675)
Financing fees paid	12	(2,400)	-
Payments on lease liability		(1,197)	(684)
		70,664	77,677
Effect of exchange rate changes on cash		21	(125)

CHANGE IN CASH		9,998	10,614
Cash, beginning of period		16,053	20,344
Cash, end of period		26,051	30,958

Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1.	DESCRIPTION OF BUSINESS

The Valens Company Inc. (the “Company” or “Valens”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and Nasdaq and under the trading symbol “VLNS”.

On November 16, 2021, the Company effected a three for one consolidation of its common shares in order to meet Nasdaq listing requirements. Comparative period common share and share-based instrument balances have been updated to reflect the share consolidation.

The address of the Company’s registered office is Suite 400, 96 Spadina Avenue, Toronto, ON, M5V 2J6.

Proposed transaction – SNDL Inc.

On August 22, 2022, the Company entered into an agreement, whereby SNDL Inc. (“SNDL”) will acquire all issued and outstanding common shares of the Company, subject to shareholder approval in November 2022. Under the terms of the agreement, Valens’ shareholders will receive, for each Valens common share, 0.3334 of a common share of SNDL. The transaction is expected to close in January 2023. As part of the proposed transaction, the Company incurred expenses totalling $1,159, which have been recognized as transaction costs in the condensed interim consolidated statements of loss and comprehensive loss for the three and nine month periods ended August 31, 2022.

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended November 30, 2021. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on October 13, 2022.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. Wholly owned subsidiaries of the Company, included in these condensed interim consolidated financial statements are as follows:

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION – continued

Subsidiary	Geographical Region	Functional Currency	Date of Consolidation
Valens Agritech Ltd. (“VAL”)	Canada	CAD	April 14, 2014
Valens Farms Ltd. (“Farms”)	Canada	CAD	July 19, 2018
Valens Labs Ltd. (“Labs”)	Canada	CAD	October 18, 2018
Southern Cliff Brands Inc. (“Pommies”)	Canada	CAD	November 8, 2019
Valens Australia Pty Ltd. (“VAPL”)	Australia	CAD	June 26, 2020
LYF Food Technologies Inc. (“LYF”)	Canada	CAD	March 5, 2021
Green Roads, Inc. (“Green Roads” or “GR”)	United States	USD	June 17, 2021
Citizen Stash Cannabis Corp. (“Citizen Stash” or “CS”)	Canada	CAD	November 8, 2021
TVC Bermuda Inc. (“TVCB”)	Bermuda	CAD	June 8, 2022

All intra-company transactions, balances, income, and expenses were eliminated in full on consolidation.

On June 8, 2022, TVCB was incorporated and operates in Bermuda, which uses the Canadian Dollar as its functional and reporting currency. TVCB was created in order to fund a captive self-insurance policy.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets and liabilities measured at fair value or fair value less costs to sell. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency with exception to Green Roads, which has a functional currency of the U.S. Dollar.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current period’s presentation.

Critical accounting estimates and judgments

IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Aside from those included within their respective notes to the condensed interim consolidated financial statements, there have been no material revisions or changes to the nature and amount of estimates and judgments from the annual audited consolidated financial statements for the year ended November 30, 2021.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, are disclosed throughout the notes to the condensed interim consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS

A.	New IFRS Standards in issue but not yet effective

(i) Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(ii) Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies prospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(iii) Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements

(iv) Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(v) Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

(vi) Disclosure initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The key amendments include:

•	requiring companies to disclose their material accounting policies rather than their significant accounting policies;

•	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and,

•	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

4.	MARKETABLE SECURITIES AND DERIVATIVES

	August 31, 2022	November 30, 2021
	$	$
Common shares of Canadian licensed producer	1,016	3,000
Purchase warrants of Canadian licensed producer	139	72
	1,155	3,072

On September 26, 2021, the Company subscribed for $3,000 of units in a Canadian licensed producer’s private placement. The Company received 375,000 common shares and 375,000 warrants with an exercise price of $9.20 for a term of two years. During the nine months ended August 31, 2022, the Canadian licensed producer completed a qualifying transaction. As part of the listing agreement, the Company’s initial investment was revised to include receipt of 473,598 common shares and 473,598 warrants with a revised exercise price of $7.28 for a term of two years.

On December 23, 2021, the Company subscribed for $500 of units in a Canadian licensed producer. The Company received 10,000,000 common shares and 10,000,000 warrants with an exercise price of $0.02 for a term of two years.

For the three and nine months ended August 31, 2022, the Company recognized an unrealized loss on the common shares of $76 and $2,484, respectively (August 31, 2021 – $nil and $nil), and an unrealized loss on the purchase warrants of $12 for the three months ended August 31, 2022, with an unrealized gain on the purchase warrants of $68 for the nine months ended August 31, 2022 (August 31, 2021 – $nil and $nil).

5.	RESTRICTED CASH

Accounting Policy

Restricted cash is recorded as current assets representing minimum funding requirements for its captive insurance structures within TVCB. Restricted cash is not currently available for general operational use by the Company. As part of the captive insurance agreement, the Company transferred $5,001 to restricted cash in order to fund its captive insurance policy. As at August 31, 2022, the Company held a restricted cash balance of $5,016 (November 30, 2021 – $nil).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

6.	TRADE AND OTHER RECEIVABLES

	August 31, 2022	November 30, 2021
	$	$
Trade accounts receivable	27,320	28,741
Less: trade receivables valuation allowance	(2,418)	(1,679)
Net trade accounts receivable	24,902	27,062
Unbilled revenue on products/services transferred over time	359	387
GST recoverable	13	140
Government assistance receivable (Note 19)	114	114
Other receivables	3,057	995
	28,445	28,698

7.	INVENTORY

	August 31, 2022	November 30, 2021
	$	$
Dried cannabis and hemp biomass	10,586	7,799
Extracted cannabis and hemp oils	21,186	26,533
Finished goods	5,589	5,073
Packaging and supplies	8,319	7,437
	45,680	46,842
Less: inventory valuation allowance	(14,029)	(4,803)
	31,651	42,039

Inventory expensed to cost of sales for the three and nine months ended August 31, 2022 was $15,067 and $52,046, respectively (August 31, 2021 – $14,076 and $37,725). During the three and nine months ended August 31, 2022, the Company recorded an inventory valuation allowance of $2,857 and $18,072, respectively (August 31, 2021 – $119 and $664). The valuation allowance was related to dried cannabis, oils, finished goods, and packaging and supplies, in which the cost exceeds its net realizable value based on the current selling prices of the Company’s products.

In fiscal 2020, the Company had made a prepaid deposit for the purchase of certain raw materials at a fixed price. During the period ended May 31, 2022, the Company re-assessed the value of this deposit based on updated market prices for the raw materials and determined it to be onerous. The re-assessment resulted in an impairment loss of $4,075 for the nine months ended August 31, 2022, which is included in impairment loss on prepaid deposits in the condensed interim consolidated statements of loss and comprehensive loss.

8.	BIOLOGICAL ASSETS

The Company’s biological assets related to cannabis cultivation out of the Company’s facility in Mission, BC. As at August 31, 2022, the Company is no longer cultivating biological assets, and the facility is currently classified as a disposal group as assets held for sale, as described in Note 11. No further fair value changes are recognized, as the Company no longer produces biological assets.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab and production equipment	Right-of- use asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2021	6,336	46,801	2,086	1,300	1,889	25,130	6,675	90,217
Additions	-	318	23	83	77	4,245	-	4,746
Amendments to CS acquisition (Note 18)	-	(106)	-	-	-	-	-	(106)
Foreign exchange adjustments	-	-	3	5	13	35	68	124
Disposals	-	-	(13)	(2)	-	(86)	(47)	(148)
Modifications under IFRS 16	-	-	-	-	-	-	100	100
Transfers to assets held for sale (Note 11)	(1,477)	(4,024)	-	(130)	(8)	(297)	-	(5,936)
Balance, August 31, 2022	4,859	42,989	2,099	1,256	1,971	29,027	6,796	88,997
Accumulated depreciation
Balance, November 30, 2021	-	2,438	51	752	906	7,307	1,352	12,806
Depreciation	-	1,058	212	210	265	2,783	1,114	5,642
Foreign exchange adjustments	-	-	3	4	6	10	41	64
Disposals	-	-	(13)	-	-	(26)	-	(39)
Transfers to assets held for sale (Note 11)	-	(73)	-	(37)	(2)	(33)	-	(145)
Balance, August 31, 2022	-	3,423	253	929	1,175	10,041	2,507	18,328
Carrying value
November 30, 2021	6,336	44,363	2,035	548	983	17,823	5,323	77,411
August 31, 2022	4,859	39,566	1,846	327	796	18,986	4,289	70,669

During the three and nine months ended August 31, 2022, the Company recognized $2,073 and $5,642 of depreciation, respectively (August 31, 2021 – $1,566 and $3,830). Of this amount, $417 and $1,873 was allocated to cost of sales during the three and nine months ended August 31, 2022, respectively (August 31, 2021 – $576 and $1,298).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

10.	INTANGIBLE ASSETS AND GOODWILL

	SoRSE Manufacturing and Sales License	Health Canada Licenses	Customer Relationships	Brand	Software	Goodwill	Total
	$	$	$	$	$	$	$
Cost
Balance, November 30, 2021	38,449	13,093	2,602	55,058	1,109	53,222	163,533
Additions	-	-	-	-	199	-	199
Amendments to CS acquisition (Note 18)	-	(125)	-	-	-	(106)	(231)
Amendments to GR acquisition (Note 18)	-	-	-	-	-	109	109
Reclassification adjustments	-	-	-	36	(36)	-	-
Foreign exchange adjustments	-	-	4	(252)	8	(289)	(529)
Transfers to assets held for sale (Note 11)	-	(668)	-	-	-	-	(668)
Balance, August 31, 2022	38,449	12,300	2,606	54,842	1,280	52,936	162,413
Accumulated amortization and impairment
Balance, November 30, 2021	17,091	141	436	715	25	-	18,408
Amortization	3,493	398	214	128	283	-	4,516
Impairment	15,437	-	1,579	50,917	152	52,936	121,021
Reclassification adjustments	-	-	192	(390)	198	-	-
Foreign exchange adjustments	-	-	5	-	6	-	11
Transfers to assets held for sale (Note 11)	-	(12)	-	-	-	-	(12)
Balance, August 31, 2022	36,021	527	2,426	51,370	664	52,936	143,944
Carrying value
November 30, 2021	21,358	12,952	2,166	54,343	1,084	53,222	145,125
August 31, 2022	2,428	11,773	180	3,472	616	-	18,469

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

10.	INTANGIBLE ASSETS AND GOODWILL – continued

Impairment of goodwill and intangible assets

During the period ended May 31, 2022, indicators of impairment were identified as a result of market conditions surrounding the Company and capital markets within the cannabis industry as a whole. This included an excess in the carrying value of the Company’s net assets compared to its market capitalization, as well as an increase in market interest rates. These indicators resulted in management re-assessing its future cash flow forecasts, as well as the current valuation of certain intangible assets and goodwill. During the nine months ended August 31, 2022, a total of $120,869 in impairment losses have been recognized in the condensed interim consolidated statements of loss and comprehensive loss. Impairment losses recognized within the Canadian cash generating unit (“Canadian CGU”) totalled $63,952, with an additional $56,917 recognized within the United States and international cash generating unit (“US CGU”). Management did not identify any further indicators of impairment during the three months ended August 31, 2022. Details of impairment losses recognized, as well as all significant assumptions, estimates, inputs, and recoverable amounts are as follows:

Valuation of CGUs

In accordance with IAS 36 Impairment of Assets, management used a value in use (“VIU”) to determine each CGU’s recoverable amount. In assessing each CGU’s VIU, management employed a five-year free cash flow forecast for each CGU tested.

Significant Assumptions, Estimates, and Inputs of Cash Flow Model

Revenue

For the Canadian CGU, management applied a 9% increase in revenue for the remainder of fiscal 2022 from fiscal 2021. The estimated revenue from fiscal 2023 to 2026 is expected to increase by an average of 37%, due to realized synergies from acquisitions, continued capture of Canadian recreational market share, and the continued growth of the overall industry as it matures. For the US CGU, management applied a 5% quarterly increase throughout the remainder of fiscal 2022. The estimated revenue from fiscal 2023 to 2026 is expected to increase by an average of 28%, due to further e-commerce growth, implementation of new direct to consumer media, and realized growth from increased marketing spend since acquisition.

Gross Margin

For the Canadian CGU, management applied a 10% gross margin for the remainder of fiscal 2022, as the Company aims to become leaner and focus on its most profitable products. Management has applied gross margins between 27% and 36% between fiscal 2023 and 2026. For the US CGU, management has applied gross margins ranging between 54% and 60% between the remainder of fiscal 2022 and 2026.

Operating Expenses

For the Canadian CGU, after initial cost saving measures are expected to be realized throughout the remainder of fiscal 2022, annual operating expenses are expected to increase at a steady rate. Management applied annual increases between 3% and 5% from fiscal 2023 to 2026. For the US CGU, increased marketing spend is expected throughout the remainder of fiscal 2022, which thereafter are expected to stabilize. Management has applied a consistent annual increase in operating expenses of 3% from fiscal 2023 to 2026.

Capital Expenditures

For the Canadian CGU, management expects that capacity at all Canadian facilities will be sufficient to support revenue growth from fiscal 2023 to 2026. As such, management has applied significant decreases in capital expense spending for the remainder of fiscal 2022 and 2023, as compared to prior periods. Thereafter, increases ranging between 1% and 2% have been applied between fiscal 2024 and 2026. For the US CGU, operations are expected to be sufficiently managed under current capacity. Management has applied consistent increases of 1% annually from fiscal 2023 to 2026.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

Tax Rate

For the Canadian CGU and US CGU, the Company used tax rates applicable to each CGU’s jurisdiction.

10.	INTANGIBLE ASSETS AND GOODWILL – continued

Discount Rate

For the Canadian CGU and US CGU, respectively, a discount rate of 24.2% and 23% have been applied in the model. Discount rates applied are reflective of each CGU’s weighted average cost of capital.

Terminal Growth Rate

For both the Canadian and US CGUs, management applied a 2% terminal growth increase for periods beyond fiscal 2026, based on expected inflationary increases.

Valuation Conclusion

Based on the above assumptions and forecasted free cash flow model, the total VIU of the Company as a whole is calculated to be $128,553, comprising the Canadian CGU at $125,393 and the US CGU at $3,160. An impairment loss during the period was recognized in the amount of $120,869. Total impairment recognized within the Canadian CGU was $63,952, with $56,917 recognized within the US CGU.

Recognition, Measurement, and Allocation of Impairment Losses

In accordance with IAS 36 Impairment of Assets, the carrying value of any goodwill allocated to each CGU is to be reduced first, followed by other assets of the CGU on a pro-rata basis, based on the carrying amount of each asset within the CGU. In this case, a reduction to intangible assets was deemed most appropriate, given the nature of the CGUs identified.

The recoverable amount of goodwill within both CGUs after allocation of impairment losses was $nil. This resulted in impairment losses recognized of $25,233 and $27,703 within the Canadian and US CGUs, respectively for the nine months ended August 31, 2022.

The recoverable amount of these assets was determined to be $3,488 for the Canadian CGU and $3,640 for the US CGU. This resulted in impairment losses recognized of $38,719 and $29,214 within the Canadian and US CGUs, respectively for the nine months ended August 31, 2022.

Other Impairment

Unrelated to the above impairment assessment, during the nine months ended August 31, 2022, an additional $152 was recognized in impairment for obsolete software which had a carrying value exceeding its fair value, which has been included in impairment loss in the condensed interim consolidated statements of loss and comprehensive loss.

11.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Accounting Policy

The Company accounts for its assets held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. The Company designates its assets and disposal groups as being held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through their continued use. For assets and disposal groups to be classified as being held for sale, their ultimate sale must be highly probable within one year, they must be available for immediate sale in their current condition, and they must be actively marketed by management. Assets held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately in the condensed interim consolidated statements of financial position.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

11.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS – continued

Accounting Estimates and Judgments

Judgment is required in determining whether an asset or group of assets meets the criteria for being classified as “assets held for sale” in the condensed interim consolidated statements of financial position. The criteria that must be considered by management includes the existence of an active plan to dispose of the assets or disposal group, the expected selling price of the assets or disposal group, the expected timing of the completion of the sale, and the period of time for which the assets or disposal group have been classified as being held for sale. The Company will review the criteria for assets held for sale each reporting period and will reclassify assets to or from this category, as appropriate. In addition, there is a requirement to evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

During the three months ended May 31, 2022, the Company designated its production facility and Health Canada license in Mission, British Columbia as being held for sale (the “Disposal Group”). The Disposal Group includes all property, plant and equipment associated with the facility (Note 9), as well as the facility’s associated production license (Note 10). The Disposal Group is ready for sale in its current condition as at August 31, 2022. In accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the Disposal Group has been presented separately on the condensed interim consolidated statements of financial position. All assets within the disposal group are within the Canada operating segment.

A net balance of property, plant and equipment of $5,791 and intangible assets of $656 have been designated as assets held for sale. During the period ended August 31, 2022, the Company recognized an impairment on the Disposal Group, as its carrying value was higher than its fair market value less costs of disposal. The fair market value less costs of disposal of the Disposal Group totals $2,219, resulting in a loss on impairment of assets held for sale of $1,461 and $4,228 in the three and nine months ended August 31, 2022, respectively, which have been included in impairment loss in the condensed interim consolidated statements of loss and comprehensive loss.

12.	TERM LOAN AND OTHER DEBT

Term Loan	$
Balance, November 30, 2021	9,750
Addition – December 15, 2021	40,000
Repayment	(9,750)
Addition – August 22, 2022	20,000
Balance, August 31, 2022	60,000
Deferred financing costs
Balance, November 30, 2021	38
Accelerated accretion on repayment	(38)
Additions	2,400
Accretion	(750)
Accelerated accretion on loan extinguishment	(1,650)
Balance, August 31, 2022	-
Total term loan, net of deferred financing costs	60,000
Current portion	-
Non-current portion	60,000

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

12.	TERM LOAN AND OTHER DEBT – continued

On December 16, 2021, the Company entered into a secured non-revolving term loan with a private institutional lender for an aggregate principal amount of $40,000. The loan accrued interest at a rate of 10% per annum, which was payable quarterly, and was set to mature on December 15, 2023, at which point the full outstanding principal amount would become payable. A portion of the proceeds were used to repay the existing term loans and mortgage assumed in the acquisition of Citizen Stash, in full on December 20, 2021. The Company incurred and deferred $2,400 of costs to secure the loan.

On August 22, 2022, the above term loan was assigned to SNDL, which resulted in an extinguishment and derecognition of the financial liability for the Company at the time of assignment. As a result of the transaction, the Company incurred debt restructuring costs of $5,060, which has been recognized on the condensed interim consolidated statements of loss and comprehensive loss for the three and nine month periods ended August 31, 2022. Additionally, the unamortized portion of the above deferred financing costs related to the previous term loan of $1,650 were accelerated and included in financing costs in the condensed interim consolidated statements of loss and comprehensive loss for the three and nine month periods ended August 31, 2022.

Concurrently, on the effective date of August 22, 2022, a new term loan was entered into with SNDL with a total principal of $60,000. The loan accrues interest at a rate of 10% per annum, which is payable quarterly, and matures on December 15, 2023. The term loan is recorded at amortized cost and amortized using the effective interest rate method.

The Company’s required repayments on the term loan due in each of the next reporting years are as follows:

2022	$-
2023	-
2024	60,000
60,000

In addition to the credit facility discussed above, there is also debt held in relation to a vehicle used at Green Roads. The vehicle debt contributes $14 and $6 to the term loan current and non-current balances, respectively.

13.	CONTRACTUAL OBLIGATION

The following is a continuity schedule of the contractual obligation related to the SoRSE manufacturing and sales license agreement for the nine months ended August 31, 2022:

Balance, November 30, 2021	$8,879
Accretion	276
Payment	(3,224)
Foreign exchange loss	152
Balance, August 31, 2022	6,083
Current portion	(1,226)
Non-current portion	4,857

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14.	LEASE LIABILITIES

The following is a continuity schedule of lease liabilities for the nine months ended August 31, 2022:

Balance, November 30, 2021	$5,644
Lease payments	(1,197)
Foreign exchange adjustments	36
Interest expense on lease liabilities	168
Lease modifications	36
Balance, August 31, 2022	4,687
Current portion	(1,531)
Non-current portion	3,156

When measuring lease liabilities, the Company discounts lease payments using its incremental borrowing rate. For leases recognized in the nine months ended August 31, 2022, the weighted average rate applied is 5.23% (August 31, 2021 – 5.02%). During the three and nine months ended August 31, 2022, the Company recorded rent expense of $286 and $875, respectively (August 31, 2021 – $130 and $452), related to short-term and low value agreements.

15.	NET REVENUE

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	For the three months ended		For the nine months ended
	August 31, 2022 $	August 31, 2021 $	August 31, 2022 $	August 31, 2021 $
Toll processing and co-packing	325	624	2,530	3,858
Product sales	19,705	19,525	62,187	54,262
Analytical testing	251	346	1,292	1,153
Other revenue	23	495	1,474	495
	20,304	20,990	67,483	59,768

Products transferred at a point in time	19,979	20,298	64,953	55,843
Products/services transferred over time	325	692	2,530	3,925
	20,304	20,990	67,483	59,768

16.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, CCO, President, Executive Vice Presidents, and directors of the Company.

The remuneration and other payments to the Company’s directors and other key management personnel are as follows:

	For the three months ended		For the nine months ended
	August 31, 2022 $	August 31, 2021 $	August 31, 2022 $	August 31, 2021 $
Wages and salaries	616	656	1,849	1,738
Share-based payments	1,083	846	3,829	3,056
	1,699	1,502	5,678	4,794

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Nine months ended August 31, 2022:

(a)	The Company issued 169,461 common shares in connection with the vesting and release of 255,660 RSUs resulting in an increase to share capital of $628 and a decrease in cash and cash equivalents of $158 in relation to withholding taxes paid.

(b)	The Company issued 105,000 common shares in connection with employment compensation agreements, resulting in a decrease in the obligation to issue shares of $508 and increase in share capital of $717.

(c)	On April 5, 2022, the Company closed a bought deal financing pursuant to which the Company issued 12,205,186 units at a price of $2.65 per unit, valued at $32,344 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $25,203 to common shares and $7,141 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $3.20 per share for a period of forty-eight months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,987 that were recorded to equity.

Nine months ended August 31, 2021:

(d)	The Company issued 45,943 common shares in connection with the vesting and release of 91,880 RSUs resulting in an increase to share capital of $101 and a decrease in cash and cash equivalents of $376 in relation to withholding taxes paid.

(e)	The Company issued 1,167 common shares at a price of $7.65 per common share in connection with the exercise of warrants for gross proceeds of $9. As a result of the exercise of the warrants, the fair value of the warrants amounting to $1 was reclassified from reserves to share capital.

(f)	The Company issued 116,342 common shares in connection with the exercise of options for gross proceeds of $757. As a result of the exercise of options, the fair value of the options amounting to $677 was reclassified from reserves to share capital.

(g)	On January 29, 2021, the Company closed a bought deal financing pursuant to which the Company issued 6,454,666 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $32,701 to common shares and $4,066 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $7.65 per share for a period of thirty-six from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929 that were recorded to equity.

On June 1, 2021, the Company closed a bought deal financing pursuant to which the Company issued 4,646,767 units valued at $46,003 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $42,876 to common shares and $279 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $12.45 per share for a period of thirty-six from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,848 that were recorded to equity.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

(h)	The Company issued 136,667 common shares in connection with employment compensation agreements resulting in a decrease in the obligation to issue shares of $334 and increase in share capital of $588.

(i)	The company issued 3,106,032 common shares valued at $16,214 in connection with the acquisition of LYF (Note 18).

(j)	The company issued 4,094,726 common shares valued at $40,663 in connection with the acquisition of GR (Note 18).

Warrants

The following table summarizes warrant activity during the nine months ended August 31, 2022:

	Number of Warrants	Weighted Average Exercise Price $
Balance, outstanding November 30, 2021	17,646,150	9.75
Issued	6,102,593	3.20
Balance, outstanding August 31, 2022	23,748,743	8.06

The following table summarizes the warrants outstanding as at August 31, 2022:

Warrants Outstanding	Warrants Exercisable	Exercise price $	Expiry date
400,000	400,000	10.50	October 26, 2023
300,000	300,000	11.25	October 26, 2023
300,000	300,000	12.00	October 26, 2023
9,678,500	9,678,500	7.65	January 29, 2024
6,967,650	6,967,650	12.45	June 4, 2024
6,102,593	6,102,593	3.20	April 5, 2026
23,748,743	23,748,743

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2022	2023	Total
Officers	50,000	150,000	200,000

Of the amount recognized for the obligation to issue shares, $87 and $279 was recorded as share-based payments expense related to the issue of 35,000 and 105,000 shares for the three and nine months ended August 31, 2022, respectively (August 31, 2021 – $151 and $530 related to the issue of 50,000 and 166,667 shares).

Escrow shares

In connection with the acquisition of Pommies, 201,351 common shares were placed in escrow, which included 86,293 indemnity shares and 115,057 milestone shares. These shares’ release was subject to certain indemnity provisions and the achievement of specific milestones and provisions outlined in the share purchase agreement. As of August 31, 2022, all indemnity shares had been released from escrow, while 28,764 of the milestone shares had been released from escrow, with a total of 86,293 milestone shares remaining in escrow.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

In connection with the acquisition of LYF (Note 18), 755,555 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. As of August 31, 2022, these shares remain in escrow as the milestones have not yet been achieved.

In connection with the acquisition of GR (Note 18), there were 1,434,767 common shares placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company. As of August 31, 2022, these shares remain in escrow as the resolution and settlement has not yet occurred.

Omnibus long-term incentive plan

The Company has in place an omnibus LTIP, which allows for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, employees, and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”).

LTIP option plan

The following table summarizes LTIP stock option activity during the nine months ended August 31, 2022:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2021	499,244	5.71
Granted	2,568,462	3.93
Cancelled and forfeited	(321,002)	4.19
Balance outstanding, August 31, 2022	2,746,704	4.22
Options exercisable, August 31, 2022	969,942	4.53

The following table summarizes the LTIP stock options outstanding and exercisable as at August 31, 2022:

Options outstanding	Options exercisable	Exercise price $	Expiry date
384,148	353,454	5.19	October 18, 2025
50,000	20,838	10.41	May 16, 2026
2,312,556	595,650	3.93	January 17, 2026
2,746,704	969,942

The Company used the Black-Scholes option pricing model to establish the fair value of LTIP options granted by applying the following weighted average assumptions at issuance:

	2022	2021
Average dividend per share	-	-
Average forecasted volatility	90%	97%
Average risk-free interest rate	1.68%	0.95%
Average expected life	5 years	5 years
Forfeiture rate	8.57%	4.68%
Fair value – weighted average of options issued	$2.75	$2.52

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

LTIP RSU’s and DSU’s

The omnibus LTIP plan permits the Board of Directors of the Company to grant RSU’s to certain officers, employees, and consultants and DSU’s to non-management directors. The RSU’s vest quarterly over a period of three years from grant date.

The following table summarizes LTIP RSU and DSU activity during the nine months ended August 31, 2022:

	Number of RSUs and DSUs	Weighted Average Issue Price of RSUs/DSUs
Balance outstanding, November 30, 2021	199,771	$5.63
Granted	1,109,544	$1.78
Released and issued	(255,660)	$3.27
Cancelled and forfeited	(53,672)	$2.75
Balance outstanding, August 31, 2022	999,983	$2.12

The following table summarizes the LTIP RSUs and DSUs outstanding as at August 31, 2022:

RSUs and DSUs outstanding	Grant date
49,788	October 19, 2020
16,851	February 26, 2021
9,375	May 27, 2021
16,125	August 27, 2021
33,035	November 26, 2021
542,779	January 18, 2022
57,470	March 1, 2022
148,510	May 27, 2022
126,050	August 29, 2022
999,983

Legacy option plan

The following table summarizes legacy stock option activity during the nine months ended August 31, 2022:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2021	1,538,020	9.56
Cancelled and forfeited	(183,115)	11.26
Balance outstanding, August 31, 2022	1,354,905	9.33
Options exercisable, August 31, 2022	1,354,211	9.33

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17. SHARE CAPITAL AND RESERVES – continued

The following table summarizes the legacy stock options outstanding and exercisable as at August 31, 2022:

Options outstanding	Options exercisable	Exercise price $	Expiry date
100,000	100,000	3.21	July 9, 2023
528,052	528,052	5.85	October 13, 2023
250,000	250,000	12.63	May 26, 2024
454,770	454,770	12.96	July 14, 2024
22,083	21,389	8.37	October 14, 2024
1,354,905	1,354,211

Share-based payments

For the three and nine months ended August 31, 2022 and 2021, the Company recorded the following share-based payments:

	For the three months ended		For the nine months ended
	August 31, 2022 $	August 31, 2021 $	August 31, 2022 $	August 31, 2021 $
LTIP and legacy stock options	880	557	3,588	2,356
LTIP RSUs and DSUs	450	344	1,553	1,142
Obligation to issue shares	87	151	279	530
	1,417	1,052	5,420	4,028

18.	BUSINESS ACQUISITIONS

Acquisition of LYF

On March 5, 2021, the Company entered into an agreement to acquire all of the shares of LYF (“LYF Agreement”). The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $18,410, which is comprised of $3,909 cash and 2,777,827 common shares valued at $14,501. In addition, there were 328,205 common shares, valued at $1,713 placed in escrow subject to release based on the indemnity provisions of the LYF Agreement. Further, there was a $750 promissory note funded from the Company to LYF pre-acquisition, which gained $12 of accrued interest and was assumed at $762. In addition to the promissory note, there was also $310 of deferred revenue and $1,100 of accounts payable that was settled as a pre-existing relationship on acquisition.

The contingent consideration of $2,198 represents four earn-out EBITDA milestone payments of which two milestones ended February 28, 2022 (with a total potential payout of $7,500 and currently valued at $nil) and two milestones end February 28, 2023 (with a potential payout of $10,000 and currently valued at $nil). The contingent consideration can be settled using cash or common shares at the Company’s discretion. 427,350 of the Company’s shares were placed into escrow subject to release upon the achievement of the first earn-out EBITDA milestone ending February 28, 2022. As of August 31, 2022, these shares were still held in escrow, as milestone requirements were not yet met. Initial valuation of the contingent consideration was calculated using a Monte Carlo simulation and is subsequently reviewed and remeasured on a quarterly basis (Note 22).

During the period, remeasurement of the contingent consideration resulted in a liability of $nil (November 30, 2021 – $2,250) with a gain on remeasurement of $nil and $2,250 during the three and nine months ended August 31, 2022, respectively.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	BUSINESS ACQUISITIONS – continued

Consideration	Number of Shares	Amount $
Cash paid on closing		3,909
Shares issued on closing	2,777,827	14,501
Contingent consideration	Note (i)	2,198
Indemnity shares	328,205	1,713
Working capital adjustment		1,110
Settlement of pre-existing relationships		2,172
Total fair value of consideration		25,603
Net assets acquired
Current assets
Cash		196
Accounts receivable		150
Prepaid expenses and other current assets		243
Inventory		1,612
Non-current assets
Prepaid deposits		82
Intangible assets		12,982
Property, plant and equipment		7,070
Total assets		22,335
Current liabilities
Accounts payable and accrued liabilities		1,215
Canadian Emergency Business Account (“CEBA”) Loan		40
Non-current liabilities
Deferred taxes		2,090
Total liabilities		3,345
Total net assets acquired		18,990
Purchase price allocation
Net identifiable assets acquired		18,990
Goodwill		6,613
		25,603
Net cash outflows
Cash consideration paid		(3,909)
Cash acquired		196
		(3,713)

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. As at August 31, 2022, Goodwill related to LYF was $nil following the recognition of impairment losses (Note 10).

The Company finalized the determination of the fair value of the net identifiable assets acquired and liabilities assumed related to the acquisition of LYF as at February 28, 2022. There were no changes as compared to the preliminary values reported as at November 30, 2021.

Acquisition of Green Roads

On June 17, 2021, the Company entered into an agreement to acquire all of the shares of Green Roads (“GR Agreement”). The transaction constituted a business combination under IFRS 3, Business Combinations.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	BUSINESS ACQUISITIONS – continued

The consideration paid at closing was $40,815, which is comprised of $14,400 cash and 2,659,959 common shares valued at $26,415. In addition, there were 1,434,767 common shares, valued at $14,248 placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company (indemnity asset and other liability of $10,957 was recognized in the purchase price allocation on the acquisition date). Furthermore, there was $1,902 in cash that was placed in escrow subject to adjustments related to net working capital.

The contingent consideration of $940 represents an earn-out EBITDA milestone payment in which the milestone ends November 30, 2022 (with a total potential payout of $24,556 and valued at $940 on acquisition date). The contingent consideration can be settled using cash or common shares at the Company’s discretion. Preliminary valuation of the contingent consideration was calculated using a Monte Carlo simulation and is subsequently reviewed and remeasured on a quarterly basis (Note 22).

During the nine months ended August 31, 2022, amendments were made to the provisional fair value of assets acquired and liabilities assumed. The result was an increase in goodwill of $109 and a corresponding decrease in inventory of $109.

During the nine months ended August 31, 2022, remeasurement of the contingent consideration resulted in a liability of $nil (November 30, 2021 – $367) with a gain on remeasurement of $nil and $367 for the three and nine months ended August 31, 2022, respectively.

Consideration	Number of Shares	Amount $
Cash paid on closing		14,400
Cash held in escrow		1,902
Shares issued on closing	2,659,959	26,415
Tax escrow shares	1,434,767	14,248
Contingent consideration		940
Working capital adjustment		(1,462)
Total fair value of consideration		56,443
Net assets acquired
Current assets
Cash		669
Accounts receivable		508
Promissory note receivable		100
Prepaid expenses and other current assets		385
Indemnity assets		10,957
Inventory		2,799
Non-current assets
Property, plant and equipment		3,083
Intangible assets		33,145
Other assets		293
Total assets		51,939

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	BUSINESS ACQUISITIONS – continued

Current liabilities
Accounts payable and accrued liabilities	2,380
Lease liability – current	682
Deferred revenue	875
Other liability	10,957
Non-current liabilities
Lease liability – non-current	1,234
Deferred taxes	6,543
Miscellaneous liabilities	33
Total liabilities	22,704
Total net assets acquired	29,235
Purchase price allocation
Net identifiable assets acquired	29,235
Goodwill	27,208
56,443
Net cash outflows
Cash consideration paid	(16,420)
Cash acquired	669
(15,751)

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. As at August 31, 2022, Goodwill related to Green Roads was $nil following the recognition of impairment losses (Note 10).

As at May 31, 2022, the Company finalized the determination of the fair value of the net identifiable assets acquired and liabilities assumed related to the acquisition of Green Roads. Aside from the changes mentioned above, there were no changes as compared to the preliminary values reported as at November 30, 2021.

Acquisition of Citizen Stash

On November 8, 2021, the Company finalized the plan of arrangement (“CS Arrangement”) to acquire all of the shares of Citizen Stash. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $35,760, which was comprised of 5,786,360 common shares.

During the nine months ended August 31, 2022, amendments were made to the provisional fair value of assets acquired and liabilities assumed. The result was a decrease in property, plant and equipment of $108, a decrease in accounts payable and accrued liabilities of $339, and a corresponding decrease in goodwill of $231.

As at May 31, 2022, the Company finalized the determination of the fair value of the net identifiable assets acquired and liabilities assumed related to the acquisition of Citizen Stash. Aside from the changes mentioned above, there were no changes as compared to the preliminary values reported as at November 30, 2021.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	BUSINESS ACQUISITIONS – continued

Consideration	Number of Shares	Amount $
Shares issued on closing	5,786,360	35,760
Settlement of pre-existing relationships		1,052
Total fair value of consideration		36,812
Net assets acquired
Current assets
Cash		1,417
Marketable securities and derivatives		72
Accounts receivable		1,282
Prepaid expenses and other current assets		449
Inventory and biological assets (provisional)		2,110
Non-current assets
Property, plant and equipment (provisional)		5,970
Intangible assets (provisional)		20,717
Other assets		53
Total assets		32,070
Current liabilities
Accounts payable and accrued liabilities		4,045
Term loan – non-current		2,500
Non-current liabilities
Deferred taxes		3,028
Lease liability – non-current (provisional)		53
Total liabilities		9,626
Total net assets acquired		22,444
Purchase price allocation
Net identifiable assets acquired		22,444
Goodwill (provisional)		14,368
		36,812
Net cash inflows
Cash consideration paid		-
Transaction costs paid		(62)
Cash acquired		1,417
		1,355

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. As at August 31, 2022, Goodwill related to Citizen Stash was $nil following the recognition of impairment losses (Note 10).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

19.	GOVERNMENT ASSISTANCE

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program was a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

The CEWS program had ended prior to November 30, 2021; as such, the Company did not apply for any amounts in the three and nine months ended August 31, 2022 (August 31, 2021 – $3,086 and $7,184), with $114 (August 31, 2021 – $2,426) accrued for under trade and other receivables (Note 6). For the amounts applied for in the three and nine months ended August 31, 2022 and 2021, the Company has applied the CEWS as a reduction against the following:

	For the three months ended		For the nine months ended
	August 31, 2022 $	August 31, 2021 $	August 31, 2022 $	August 31, 2021 $
Inventory	-	-	-	261
Cost of sales	-	761	-	1,271
Wages and salaries	-	2,325	-	5,652
	-	3,086	-	7,184

20.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three and nine months ended August 31, 2022 and 2021 is as follows:

	For the three months ended		For the nine months ended
	August 31, 2022 $	August 31, 2021 $	August 31, 2022 $	August 31, 2021 $
Loss before income taxes	(27,542)	(14,627)	(224,138)	(32,288)
Statutory rate	27%	27%	27%	27%
Expected income tax recovery at statutory rates	(7,436)	(3,949)	(60,517)	(8,718)
Change in statutory rates and other	(315)	4	801	(26)
Permanent differences	(324)	72	14,217	928
Share issue costs	-	-	-	-
Adjustment to prior year provision versus statutory return	(1,011)	-	(1,011)	39
Change in unrecognized deductible temporary differences	9,086	2,045	36,469	3,100
Income taxes	-	(1,828)	(10,041)	(4,677)

21.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at August 31, 2022 are summarized in the following table:

	Amortized cost $	Financial assets and liabilities designated as FVTPL $	Total $
Assets
Cash and restricted cash	31,067	-	31,067
Restricted short-term investments	-	401	401
Marketable securities and derivatives	-	1,155	1,155
Receivables (excluding unbilled revenue)	28,086	-	28,086
Indemnity asset	11,682	-	11,682
Liabilities
Accounts payable and accrued liabilities	39,399	-	39,399
Other liability	11,682	-	11,682
Contractual obligation	6,083	-	6,083
Lease liabilities	4,687	-	4,687
Term loan and other debt	60,020	-	60,020

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and,

c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash, restricted cash, receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above.

The fair values of restricted short-term investments and marketable securities were measured based on Level 1 inputs for publicly traded companies and at Level 3 for private companies. The fair values of derivatives were measured based on Level 2 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted cash, and restricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At August 31, 2022, the Company had cash, restricted cash, and restricted short-term investments of $31,468 and a balance of $nil on term loans and other debt subject to fluctuations in interest rates (November 30, 2021 – $16,354 and $9,739). At August 31, 2022, a 1% decrease in interest rates would result in a reduction in interest income by $315 (November 30, 2021 – $164) and a reduction of interest expense of $nil (November 30, 2021 – $97), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted cash, marketable securities and derivatives, restricted short-term investments, and receivables. The Company’s cash, restricted cash, and restricted short-term investments are held through large Canadian and international financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $7,284 in trade accounts receivable outstanding over 60 days at August 31, 2022 (November 30, 2021 – $6,820). The expected credit loss for overdue balances is estimated to be $2,453 (November 30, 2021 – $821) based on historical collection experience, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at August 31, 2022, the Company has subsequently collected, has trade payables outstanding with the same customers, or has recorded a trade receivables valuation allowance loss provision representing 73% of the total balance. Of the Company’s trade receivables outstanding at August 31, 2022, 26% is held with one Health Canada licensed customers of the Company and 41% are held with two provincial boards (November 30, 2021 – 43% held with four Health Canada licensed customers and 24% held with three provincial boards).

The carrying amount of cash, restricted cash, marketable securities and derivatives, restricted short-term investments, and trade and other receivables represent the maximum exposure to credit risk, and as at August 31, 2022, this amounted to $61,068 (November 30, 2021 – $48,124).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from one Health Canada licensed customer of the Company representing 12% and 20% of total gross revenue in the three and nine months ended August 31, 2022, respectively (2021 – four Health Canada licensed customers representing 34% and 35% of total gross revenue). The Company recorded sales from three provincial boards representing 84% and 74% of total gross revenue in the three and nine months ended August 31, 2022, respectively (2021 – three provincial boards representing 41% and 38% of total gross revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements, as well as by forecasting cash flows from operations for future periods. As at August 31, 2022, the Company has $26,452 of cash and restricted short-term investments (November 30, 2021 – $16,354). The Company is obligated to pay accounts payable and accrued liabilities, current portions of the lease liability, contractual obligation, and term loan and other debt with a carrying amount of $42,170 (November 30, 2021 – $50,633).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, accounts payable and accrued liabilities, other liability, and contractual obligations that are denominated in US dollars and Australian dollars. As at August 31, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased loss for the period ended August 31, 2022 by approximately $1,088 (November 30, 2021 – $1,048). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect. A 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased loss for the period ended August 31, 2022 by approximately $137 (November 30, 2021 – $15). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at August 31, 2022, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $489 (November 30, 2021 – $631). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

23.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	August 31, 2022	August 31, 2021
	$	$
Equipment accrued through accounts payable	202	263
Share units released – non-cash portion	757	477
Settlement of obligation to issue shares	787	863
Exercise of warrants – non-cash portion	-	1
Exercise of options – non-cash portion	-	678
Debt restructuring costs	5,060	-
Reclassification of capital assets to assets held for sale	6,447	-
Warrants issued pursuant to bought deal financing	7,141	4,345

24.	COMMITMENTS AND CONTINGENCIES

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at August 31, 2022, there remains $4,887 (November 30, 2021 – $6,312) payable under the terms of this agreement. Subsequent to August 31, 2022, the Company terminated the above agreement on September 1, 2022. As of September 1, 2022, amounts payable to Cannvalate totals $348.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2022	444
2023	1,777
2024	1,777
2025	889
Thereafter	-
4,887

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

25.	SEGMENTED INFORMATION

The Company has two reportable segments: Canada and United States and International, which is the way the Company reports information to its chief decision makers and Board of Directors.

The Canada operating segment includes all business-to-business and business-to-consumer activity within Canada. This includes toll processing and co-packing, product sales, and analytical testing. Segment assets include those arising from the Company’s main operations in Kelowna, BC, the Pommies beverage facility in Bolton, Ontario, and the LYF manufacturing facility in Kelowna, BC.

The United States and International operating segment includes all activity related to the Green Roads CBD health and wellness manufacturing facility in Florida, United States. Segment assets include those arising from Green Roads’ operations. Also included are operations in Australia related to the distribution agreement with Cannvalate (Note 24).

The operating segments for the three months ended August 31, 2022 and 2021:

	August 31, 2022
	Canada $	United States and International $	Total $
Net revenue	15,866	4,438	20,304
Cost of sales, inventory allowance, and fair value changes	15,922	2,605	18,527
	(56)	1,833	1,777
Operating expenses	13,225	6,348	19,573
	(13,281)	(4,515)	(17,796)
Impairment loss	(1,461)	-	(1,461)
Other non-operating expense	(8,271)	(14)	(8,285)
Net loss	(23,013)	(4,529)	(27,542)

Total assets	185,249	15,918	201,167
Total liabilities	113,610	8,261	121,871

	August 31, 2021
	Canada $	United States and International $	Total $
Net revenue	15,770	5,220	20,990
Cost of sales, inventory allowance, and fair value changes	13,660	1,701	15,361
	2,110	3,519	5,629
Operating expenses	15,159	4,345	19,504
	(13,049)	(826)	(13,875)
Non-operating income	952	124	1,076
Net income (loss)	(12,097)	(702)	(12,799)

Total assets	248,983	76,849	325,832
Total liabilities	72,615	11,062	83,677

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

25.	SEGMENTED INFORMATION – continued

The geographical breakdown for the three months ended August 31, 2022 and 2021:

	August 31, 2022			August 31, 2021
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Gross revenue	24,284	4,438	28,722	19,349	5,220	24,569
Excise taxes	(8,418)	-	(8,418)	(3,579)	-	(3,579)
Net revenue	15,866	4,438	20,304	15,770	5,220	20,990

Included in gross revenue arising from the Canada operating segment is $11,430 from Customer A, $4,666 from Customer B, $2,719 from Customer C, and $2,144 from Customer D. Customers A through D each contributed 10 per cent or more to the Company’s net revenue for the three months ended August 31, 2022 (2021 – Customer A $3,414, Customer B $2,997, Customer C $2,854, Customer D $2,486, and Customer E $2,304).

The operating segments for the nine months ended August 31, 2022 and 2021:

	August 31, 2022
	Canada $	United States and International $	Total $
Net revenue	50,867	16,616	67,483
Cost of sales, inventory allowance, and fair value changes	65,715	8,779	74,494
	(14,848)	7,837	(7,011)
Operating expenses	60,084	21,021	81,105
	(74,932)	(13,184)	(88,116)
Impairment loss	(68,180)	(57,069)	(125,249)
Other non-operating income (expense)	(6,376)	5,644	(732)
Net loss	(149,488)	(64,609)	(214,097)

Total assets	185,249	15,918	201,167
Total liabilities	113,610	8,261	121,871

	August 31, 2021
	Canada $	United States and International $	Total $
Net revenue	54,548	5,220	59,768
Cost of sales, inventory allowance, and fair value changes	43,533	1,701	45,234
	11,015	3,519	14,534
Operating expenses	42,050	4,345	46,395
	(31,035)	(826)	(31,861)
Non-operating income	4,126	124	4,250
Net income (loss)	(26,909)	(702)	(27,611)

Total assets	248,983	76,849	325,832
Total liabilities	72,615	11,062	83,677

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

25.	SEGMENTED INFORMATION – continued

The geographical breakdown for the nine months ended August 31, 2022 and 2021:

	August 31, 2022			August 31, 2021
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Gross revenue	50,867	16,616	87,483	61,592	5,220	66,812
Excise taxes	(20,381)	-	(20,381)	(7,044)	-	(7,044)
Net revenue	50,867	16,616	67,483	54,548	5,220	59,768

Included in gross revenue arising from the Canada operating segment is $25,169 from Customer A, $14,510 from Customer B, $12,642 from Customer C, and $6,963 from Customer D. Customers A through D each contributed 10 per cent or more to the Company’s net revenue for the nine months ended August 31, 2022 (2021 – Customer C $8,582, Customer A $7,966, Customer D $7,239, and Customer E $5,941).

26.	RESTRUCTURING CHARGES

In the fourth quarter of fiscal 2021, the Company implemented a cost saving strategic restructuring plan, whereby headcount reductions were initiated to focus on short-term and long-term profitability.

The restructuring resulted in expenses recognized on the condensed interim consolidated statements of loss and comprehensive loss, which continued through the first three quarters of fiscal 2022. The following table summarizes the Company’s restructuring accrual as at August 31, 2022, which has been included in accounts payable and accrued liabilities in the condensed interim consolidated statements of financial position:

Employee Termination Benefits $
Restructuring charge accrual, November 30, 2021	1,358
Year-to-date expense	4,045
Payments	(2,443)
Restructuring charge accrual, August 31, 2022	2,960